NEW MOUNTAIN FINANCE CORPORATION

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.
787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

December 23, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Amy W. Miller, Esq.

Re:          New Mountain Finance Corporation & New Mountain Finance Holdings, L.L.C.

Registration Statement on Form N-2 (File Nos. 333-189706 and 333-189707)

Dear Ms. Miller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C. (collectively, the “Companies”) respectfully request acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 p.m., Eastern Time, on December 27, 2013 or as soon thereafter as possible.

In connection with the submission of the Companies’ request for accelerated effectiveness of the above-referenced Registration Statement, the Companies hereby acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Companies may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW MOUNTAIN FINANCE CORPORATION
NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

By:	/s/ Paula Bosco
Paula Bosco
Chief Compliance Officer and Corporate Secretary